# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NV5 Global, Inc., CIK 0001532961
CUSIP: 62945V109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 200 South Park Road, Suite 350, Hollywood, Florida (FL), 33021
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-23-019707
Filed by CIK 0001936416

## Reporting persons
- Cercano Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,925,599; sole dispositive power 0; shared dispositive power 3,925,599; aggregate amount beneficially owned 3,925,599 (6% of the class)
  Comment: The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and based on an aggregate total of 65,069,148 shares of the Common Stock of NV5 Global, Inc. (the "Issuer") outstanding as of November 11, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 28, 2024, filed on Form 10-Q with the Securities and Exchange Commission (the "SEC") on November 12, 2024.
- Christopher N. Orndorff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,925,599; sole dispositive power 0; shared dispositive power 3,925,599; aggregate amount beneficially owned 3,925,599 (6% of the class)
  Comment: The percentage reported in Row 11 is calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act and based on an aggregate total of 65,069,148 shares of the Issuer's Common Stock outstanding as of November 11, 2024, as reported by the Issuer in its Quarterly Report for the period ended September 28, 2024, filed on Form 10-Q with the SEC on November 12, 2024.

## Item 1. Issuer
Name of issuer: NV5 Global, Inc.
Address of issuer's principal executive offices: 200 South Park Road, Suite 350, Hollywood, FL, 33021

## Item 2. Person Filing
Name of person filing:
Cercano Management LLC ("Manager")
Christopher N. Orndorff ("Mr. Orndorff" and, together with Manager, the "Reporting Persons")
Address of principal business office or, if none, residence:
Manager: 1110 112th Avenue NE, Suite 202, Bellevue, WA 98004
Mr. Orndorff: 1110 112th Avenue NE, Suite 202, Bellevue, WA 98004
Citizenship:
Manager: Delaware
Mr. Orndorff: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Manager: 3,925,599
Mr. Orndorff: 3,925,599
Percent of class:
6.0 %
6.0
Sole power to vote or to direct the vote:
0
0
Shared power to vote or to direct the vote:
3,925,599
3,925,599
Sole power to dispose or to direct the disposition:
0
0
Shared power to dispose or to direct the disposition:
3,925,599
3,925,599

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Statement are beneficially owned on behalf of Fifth Street Station LLC, a Delaware limited liability company, which is an investment advisory client of the Reporting Persons. The aforementioned client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cercano Management LLC: /s/ Christopher N. Orndorff, Christopher N. Orndorff, President (01/21/2025)
- Christopher N. Orndorff: /s/ Christopher N. Orndorff, Christopher N. Orndorff (01/21/2025)